YOUSTAKE, INC
STATEMENTS OF CASH FLOWS
(unaudited)

	For the twelve months ended April 30,			
		2017		2016
Cash flows from operating activities				
Net loss	**$**	**(640,268)**	$	(330,828)
Stock Compensation		**351**		9,224
Adjustments to reconcile net loss to net cash used by operating activities:				
(Increase)/decrease in debt discount, net		**16,666**		(22,222)
(Increase)/decrease in prepaid expenses		**4,450**		(7,700)
Increase/(decrease) in accounts payable & accrued expenses		**53,129**		83,400
Increase/(decrease) in unearned revenue		**(76,822)**		76,822
Net cash used by operating activities		**(642,494)**		(191,304)
Cash flows from financing activities				
Proceeds from issuance of future purchase rights		**429,000**		317,000
Proceeds from the sale of convertible debt		**-**		125,000
Proceeds from officer loan		**1,970**		-
Net cash provided by financing activities		**430,970**		442,000
Net increase/(decrease) in cash and cash equivalents		**(211,524)**		250,696
Cash and cash equivalents, beginning		**250,696**		-
Cash and cash equivalents, ending	**$**	**39,172**	$	250,696

See accountants' review report and accompanying notes to the financial statements.